Exhibit 99.1

858 Beatty Street Suite 501 Vancouver, B.C. Canada V6B 1C1 Phone: (604) 895-2700 www.westfraser.com

NEWS RELEASE

WEST FRASER TIMBER CO. LTD.

Wednesday, February 24, 2021

WEST FRASER ENTERS INTO AUTOMATIC SHARE PURCHASE PLAN

Vancouver, B.C. — February 24, 2021, West Fraser Timber Co. Ltd. (“West Fraser” or the “Company”) (TSX and NYSE: WFG) announced today that it has entered into an automatic share purchase plan (“ASPP”) with a broker in order to facilitate repurchases of West Fraser’s common shares (the “Shares”) under its previously announced normal course issuer bid (“NCIB”).

West Fraser previously announced that it had received approval from the Toronto Stock Exchange (“TSX”) to purchase up to 6,044,000 of its Shares, representing approximately 5% of the Company’s issued and outstanding Shares, during the 12-month period commencing February 17, 2021 and terminating February 16, 2022. The Company will make purchases pursuant to the NCIB on the open market through the facilities of the TSX, the New York Stock Exchange (“NYSE”) or Canadian or U.S. alternative trading systems, if eligible, in accordance with the requirements of the TSX and applicable securities laws.

Under the ASPP, West Fraser’s broker may purchase Shares from the date of the ASPP until the end of the NCIB, including at times when the Company ordinarily would not be active in the market due to insider trading rules and its own internal trading blackout periods. Purchases will be made by West Fraser’s broker at such prices, parameters and trading instructions as determined from time to time in the discretion of the Company in compliance with the applicable securities rules and as set out in the ASPP. Outside of these blackout periods, Shares may continue to be purchased in West Fraser’s discretion, including under the ASPP, subject to applicable law. The ASPP has been entered into in accordance with the requirements of applicable securities laws.

The Company

West Fraser is a diversified wood products company producing lumber, OSB, LVL, MDF, plywood, pulp, newsprint, wood chips, other residuals, and energy with facilities across Canada, in the southern United States and in Europe.

Forward-Looking Statements

This News Release contains certain forward-looking statements about potential future developments, in particular those relating to the intent of West Fraser to purchase and cancel Shares, the price of West Fraser Shares in comparison to West Fraser’s assessment of their value, the number of Shares that may be purchased and the terms of West Fraser’s normal course issuer bid and to the purchase of Shares of West Fraser by its agent for the normal course issuer bid pursuant to the terms of the automatic share purchase plan. These forward-looking statements are presented to provide reasonable guidance to the reader. Their accuracy and the actual timing of such purchases depend on and are subject to a number of assumptions, risks and uncertainties and other factors, including West Fraser’s results of operations and changes in general market conditions. Accordingly, readers should exercise caution in relying upon forward-looking statements and West Fraser undertakes no obligation to publicly revise them to reflect subsequent events or circumstances except as required by applicable securities laws.

For More Information

West Fraser Investors:

Robert B. Winslow, CFA

Director, Investor Relations & Corporate Development

Tel. (416) 777-4426

shareholder@westfraser.com

West Fraser Media:

Heather Colpitts

Director, Corporate Affairs

Tel. (416) 643-8838

shareholder@westfraser.com